Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, Maryland 21209
Via Edgar
April 22, 2010
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Request to Withdraw Registration Statement on Form S-1 (RW) Campbell Strategic Allocation Fund, L.P. (Sec File No.: 333-163835) Campbell Global Trend Fund, L.P. (Sec File No.: 333-163835-01)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), each of Campbell Strategic Allocation Fund, L.P. and Campbell Global Trend Fund, L.P. (individually, a “Registrant” and collectively, the “Registrants”) request withdrawal of their Registration Statement on Form S-1 (SEC File Nos. 333-163835 and 333-163835-01), which was initially filed with the Securities and Exchange Commission on December 18, 2009 followed by Pre-Effective Amendment Number 1 on February 19, 2010 (collectively, the “Registration Statement”). The Registrants confirm that no securities have been sold in the offering covered by the Registration Statement. The Registration Statement is being withdrawn because the Registrants are not co-registrants with respect to the Registration Statement.
The Registrants will re-file separate Registration Statements on Form S-1.
The Registrants understand that, pursuant to Rule 457(p) of the Act, the aggregate filing fee of $36,580 previously paid by Campbell Global Trend Fund, L.P. (SEC File No. 333-163835-01) in connection with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement or registration statements of Campbell Global Trend Fund, L.P., and that such offset is available until five years after December 18, 2009, the initial filing date of the Registration Statement.
If you have any questions regarding this application for withdrawal, please contact the undersigned at (410) 413-4552.

Very truly yours,

CAMPBELL & COMPANY, INC.,
as General Partner

By:	/s/ Thomas P. Lloyd Thomas P. Lloyd
General Counsel